Bombardier Recreational Products Inc.

Press release

Bombardier Recreational Products Inc. (BRP) Announces Tender Offer and Consent Solicitation

Valcourt (Québec), Canada, May 19, 2006 — Bombardier Recreational Products Inc. ("BRP" or the "Company") announced today that it has commenced a cash tender offer to purchase any and all of the U.S. $200 million outstanding principal amount of its 8 3/8% Senior Subordinated Notes due 2013 (CUSIP No. 09776LAC0) (the "Notes"). In conjunction with the tender offer, BRP is soliciting consents from holders to effect certain proposed amendments to the indenture governing the Notes which would eliminate substantially all of the indenture’s restrictive covenants and also amend certain other provisions. The tender offer and consent solicitation are being made pursuant to an Offer to Purchase and Consent Solicitation Statement dated May 19, 2006 (the "Offer to Purchase"), and a related Consent and Letter of Transmittal, which more fully set forth the terms and conditions of the tender offer and consent solicitation.

Holders who properly tender and deliver valid consents to the proposed amendments at or prior to 5:00 p.m., New York City time, on June 2, 2006, unless extended (the "Consent Expiration Date") will be eligible to receive the total consideration for the Notes. The "Total Consideration" for the Notes will be determined in accordance with the formula set forth in the Offer to Purchase, pricing to the earliest redemption date at a fixed spread of 50 basis points over the bid side yield on the 3 3/8% U.S. Treasury Note due December 15, 2008. The Total Consideration includes a consent payment equal to $50 per $1,000 principal amount of tendered Notes (the "Consent Payment"). The price is expected to be determined at 5:00 p.m., New York City time, on June 2, 2006, unless extended. Holders who validly tender Notes after the Consent Expiration Date, but on or prior to midnight, New York City time, on June 16, 2006, will be eligible to receive the Total Consideration for the Notes less the Consent Payment (the "Offer Consideration"). In addition, Holders who validly tender and do not validly withdraw their Notes in the tender offer will also be paid interest from, and including, the relevant previous interest payment date up to, but not including, the Settlement Date (as defined below).

The tender offer expires at midnight, New York City time, on June 16, 2006, unless extended (the "Offer Expiration Date"). The Total Consideration or Offer Consideration, as applicable, will be payable to holders on the Settlement Date. The Company expects the Settlement Date to occur promptly following the acceptance for purchase of Notes validly tendered in the offer and satisfaction of the other conditions to the Offer to Purchase. Holders may withdraw their tenders and revoke their consents at any time prior to the Consent Expiration Date. Holders who wish to tender their Notes on or prior to the Consent Expiration Date must consent to the proposed amendments and Holders may not deliver consents without tendering their related Notes. Holders may not revoke consents without withdrawing the Notes tendered pursuant to the tender offer.

Ski-Doo
Lynx
Sea-Doo
Evinrude
Johnson
Rotax
Can-Am

The Offer to Purchase contains several conditions, including but not limited to, the receipt of valid consents from holders of a majority in principal amount of the outstanding notes and the concurrent completion of a recapitalization, which includes the execution of a new senior secured credit facility. If any of the conditions are not satisfied or waived, BRP is not obligated to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any tendered notes, and may even terminate the tender offer.

Merrill Lynch & Co. is acting as the sole Dealer Manager and Solicitation Agent for the tender offer and the consent solicitation. The Information Agent is Global Bondholder Services Corporation. Requests for documentation should be directed to Global Bondholder Services Corporation toll-free at (866) 470-4300 or at (212) 430-3774 in the case of banks and brokerage firms. Questions regarding the tender offer and consent solicitation should be directed to Merrill Lynch & Co. at (212) 449-4914 or toll-free at (888) ML4-TNDR.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer and the consent solicitation are being made solely pursuant to the Company’s Offer to Purchase and Consent Solicitation Statement dated May 19, 2006.

BRP, a privately-held company, is a world leader in the design, development, manufacturing, distribution and marketing of motorised recreational vehicles. Our portfolio of brands and products includes: Ski-Doo® and Lynx™ snowmobiles, Sea-Doo® watercraft and sport boats, Johnson® and Evinrude® outboard engines, direct injection technologies such as Evinrude E-TEC®, Can-Am™ all-terrain vehicles, Rotax® engines and karts. Information about BRP is available at http://www.brp.com.

This release contains certain "forward-looking statements" within the meaning of the federal securities laws. Such statements involve known and unknown risks and uncertainties which may cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to: BRP's ability to introduce new, or improve existing, products; BRP’s failure to protect its trademarks, patents and other intellectual property rights; changes in foreign currency valuations and economic conditions in the countries where BRP does business; changes in the price of raw materials; interruptions in deliveries of raw materials or finished goods; BRP's ability to effectively compete and changes in competition or other trends in the industries in which it competes; current and future litigation; acceptance by BRP’s customers of new products it develops or acquires; and risks associated with the recapitalization, including, the possibility that the recapitalization may not occur due to failure of the parties to satisfy the conditions in the new senior secured credit facility and related agreement the failure of a majority of Notes issued by BRP to be tendered and accepted or the failure to obtain the requisite consents; and the occurrence of events that would have a material adverse effect on BRP as described in such new senior secured credit facility. Many of the factors that will determine BRP's future results are beyond the ability of management to control or predict. Readers are cautioned not to place undue reliance on forward-looking statements. BRP cannot guarantee future results, trends, events, levels of activity, performance or achievements. BRP does not undertake and specifically declines any obligation to update, republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events.

®, TM and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates.

For information:
Johanne Denault	Stéphanie Vaillancourt
Manager,	Manager,
Communications and Public affairs	Financing and Investor relations
Tel: 450-532-5173	Tel: 514-732-7061
johanne.denault@brp.com	stephanie.vaillancourt@brp.com
www.brp.com	www.brp.com